7 31273

02014014

NO ACT
P.E 2-7-02
811-03886

Act Investment Company Act
Section 6(c) 12(d)(1) 17(d),
Rule 17d-1
Public Availability 2/12/02

RESPONSE OF THE OFFICE OF
INVESTMENT COMPANY REGULATION
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 02-1-ICR
AIM Advisor Funds, Inc., *et al.*

Your letter of February 7, 2002, requests our assurance that we would not recommend that the Commission take any enforcement action under the Investment Company Act of 1940 ("Act") if AIM Advisors, Inc. ("AIM Advisors") and any entity controlled by AIM Advisors or under common control by AIM Management Group, Inc. with AIM Advisors, Inc. (collectively, "AIM"), the existing open-end and closed-end registered management investment companies advised by AIM and all existing and future registered management investment companies for which AIM acts or may act in the future as investment adviser (collectively, the "Investment Companies," and together with AIM, the "AIM Parties"), rely on an exemptive order (the "Existing Order") [1] received by certain registered management investment companies and investment advisers affiliated with INVESCO Funds Group, Inc. (collectively, the "Original Parties") permitting participation in an interfund lending program ("Interfund Lending Program").

The Existing Order extends to INVESCO Funds Group, Inc. ("IFG") and any entity controlling, controlled by, or under common control with IFG, the named closed-end and open-end registered investment companies, and any other registered open-end investment company advised by IFG or any entity controlling, controlled by, or under common control with IFG. You state that IFG and AIM Advisors are both indirect wholly owned subsidiaries of AMVESCAP PLC, and therefore may be deemed to be under common control.

You seek no action assurance that the AIM Parties may rely on the Existing Order to implement an Interfund Lending Program among the Investment Companies, subject to the terms and conditions of the Existing Order. In addition, you seek no action assurance concerning participation in the Interfund Lending Program by AIM Floating Rate Fund, a registered closed-end investment company, and any other Investment Company that is a closed-end investment company ("Closed-end Investment Companies"). You state that any Closed-end Investment Company would participate in the Interfund Lending Program only as a lender.

Based on the facts and representations made in your letter, we would not recommend enforcement action to the Commission if the AIM Parties rely on the

1 Invesco Bond Funds, Inc., Investment Company Act Release Nos. 24176 (November 24, 1999) (notice) and 24212 (December 21, 1999) (order).

Existing Order. This response expresses the Division's position on enforcement action only, and does not purport to express any legal conclusions on the questions presented. Facts or representations different from those presented in your letter might require a different conclusion.

Deepak T. Pai
Senior Counsel
Office of Investment Company Regulation
February 12, 2002

LAW OFFICES
BALLARD SPAHR ANDREWS & INGERSOLL, LLP
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E. CAROLAN BERKLEY
DIRECT DIAL: 215-864-8611
PERSONAL FAX: 215-864-9060
BERKLEY@BALLARDSPAHR.COM

February 7, 2002

(Section 6(c), Section 18(f), Section 21(b), Section 12(d)(1)(J), Section 12(d)(1), Section 17(b), Section 17(a)(1), Section 17(a)(3), and Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 issued hereunder.)

Nadya B. Roytblat, Esq.
Office of Investment Company Regulation
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0506

Re: INVESCO Bond Funds, Inc., *et al.* -- Exemptive Order, dated December 21, 1999 (File No. 812-11402; Release No. IC-24212)

Dear Ms. Roytblat:

On behalf of our clients, A I M Advisors, Inc. ("AIM Advisors"), and any entity controlled by AIM Advisors or under common control by A I M Management Group, Inc. with A I M Advisors, Inc. (collectively, "AIM"),[1] the existing open-end and closed-end registered management investment companies advised by AIM and all existing and future registered management investment companies for which AIM acts or may act in the future as an investment adviser (collectively the "Investment Companies"), and all existing and future series of each of the Investment Companies (collectively, the "AIM Funds"; and together with AIM and the Investment Companies, the "AIM Parties"), we respectfully request assurance from the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") that they will not recommend enforcement action to the Commission if the AIM Parties establish and participate in an interfund lending and borrowing facility in reliance on: an exemptive order received by certain registered management investment companies and investment advisers affiliated with INVESCO Funds Group, Inc. (collectively, the "Original Parties") exempting the Original Parties under section 6(c) of the Act from sections 18(f) and 21(b) of the Act, under section 12(d)(1)(J) of the Act from

1 To avoid circularity with INVESCO Funds Group, Inc., the definition of AIM is limited so it will not include INVESCO Funds Group, Inc. and entities controlled by INVESCO Funds Group, Inc.

section 12(d)(1) of the Act, under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(3) of the Act, and under section 17(d) of the Act and rule 17d-1 under the Act (the "Existing Order")[2] to permit participation in a joint lending and borrowing facility and to participate in the interfund lending program (the "Interfund Lending Program").

<u>Background</u>

The Existing Order covers:

- INVESCO Funds Group, Inc. ("IFG"),
- any entity controlling, controlled by, or under common control with IFG,
- the named registered investment companies, and
- any other registered open-end investment company advised by IFG or any entity controlling, controlled by, or under common control with IFG (together with IFG, such entities are defined in the Existing Order as "INVESCO").

IFG and AIM Advisors are both indirect wholly owned subsidiaries of AMVESCAP PLC, and therefore may be deemed to be under common control.

We have determined, however, that we should seek no action assurance from the Staff with respect to our interpretation of the Existing Order and the INVESCO Application. Specifically, we believe that references throughout the Existing Order and the INVESCO Application to "INVESCO" should be read by the AIM Parties to mean "AIM" when the Existing Order is applied to the AIM Parties. We take this position because, notwithstanding their common parent, IFG and AIM Advisors operate independently of each other. Moreover, the AIM Funds operate independently of the INVESCO funds, with separate portfolio managers, money market funds and money market fund professionals. Finally, the boards of directors/trustees of each fund complex are totally different.

In addition, we have determined that we should seek no-action assurance from the Staff that the Existing Order should extend to AIM Floating Rate Fund, a closed-end investment company. The Existing Order applied to a named closed-end fund, INVESCO Global Health Sciences Fund, and contemplates additional open-end investment companies, but does not contemplate additional closed-end funds. AIM Floating Rate Fund, and any registered closed-end investment company to which the requested no-action assurance would extend, would participate in the interfund lending and borrowing facility only as a lender.

---

2 *See* Release No. IC-24212, 71 S.E.C. Docket 849 (December 21, 1999). A copy of the Existing Order and notice are attached to this letter for convenience of the Staff.

Legal Analysis

This request for no-action assurance relates solely to the interpretation of the Existing Order. We are not asking the Staff to make any substantive changes to the terms and conditions of the Existing Order or the INVESCO Application.

In support of reliance by AIM Floating Rate Fund on the Existing Order, the Staff has on several occasions explicitly provided no-action assurance permitting a new entity to step into the shoes of an affiliate that previously had been granted exemptive relief.[3]

In complying with the Existing Order, the AIM Parties believe that is it appropriate for them to look to interest rates applicable to the AIM Funds. As a result, they intend to interpret the definitions set forth below as follows when the Existing Order applies to the AIM Parties:

1. Wherever a reference to INVESCO as investment adviser is set forth, it shall be read to mean AIM.

2. The "Repo Rate" shall be defined to be the highest rate available from investments in overnight repurchase agreements to the Liquid Assets Portfolio, a series of Short-Term Investments Co., or another taxable money market fund registered under the Act and advised by AIM having the greatest amount of assets (the "Money Market Fund').

3. The Bank Loan Rate would be calculated by AIM on each day an interfund loan is made according to a formula adopted by the boards of directors/trustees of the AIM Funds intended to approximate the lowest interest rate at which bank short term loans would be available to the AIM Funds.

AIM and the AIM Funds would operate the Interfund Lending Program in accordance with the conditions set forth in the INVESCO Application and the Existing Order.

Conclusion

We believe that allowing the AIM Parties to rely on the Existing Order is consistent with the provisions, policies and purposes of the Act. We therefore seek assurance that the Staff will not recommend enforcement action against the AIM Parties if they rely on the Existing Order as described herein.

3 *See, e.g.,* The Great-West Life Assurance Company, *et al.*, SEC No-Action Letter (Sept. 30, 1996); Goldman Sachs Group of Funds, SEC No-Action Letter (Nov. 22, 1991); American Capital Funds, SEC No-Action Letter (Aug. 26, 1991); Keystone America Fund Group, SEC No-Action Letter (May 10, 1991); Federated Investors, Incorporated, SEC No-Action Letter (Sept. 22, 1989).

Please call me at (215) 864-8611 if you have any questions concerning the matters described above.

Sincerely,

E. Carolan Berkley

ECB/adk
Attachments

cc: Carol Relihan, Esq.
Susan Penry-Williams, Esq.
DeePak Pai, Esq.

SEC-REL, SEC-DOCKET 71 SEC-DOCKET 849-55, In the Matter of INVESCO BOND FUNDS, INC., *et al.* 7800 East Union Avenue Denver, Colorado 80237 , (Dec. 21, 1999)

In the Matter of INVESCO BOND FUNDS, INC., *et al.* 7800 East Union Avenue Denver, Colorado 80237

Release No. IC-24212; File No. 812-11402; December 21, 1999

In the Matter of INVESCO BOND FUNDS, INC., *et al.* 7800 East Union Avenue Denver, Colorado 80237

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J), 17(b), AND 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1), 17(a)(1), 17(a)(3), 18(f), AND 21(b) OF THE ACT

INVESCO Bonds Funds, Inc., INVESCO Combination Stock and Bond Funds, Inc., INVESCO Global Health Sciences Fund, INVESCO International Funds, Inc., INVESCO Money Market Funds, Inc., INVESCO Sector Funds, Inc., INVESCO Specialty Funds, Inc., INVESCO Stock Funds, Inc., INVESCO Treasurer's Series Funds, Inc., and INVESCO Variable Investment Funds, Inc. (collectively, the "Companies"), INVESCO Funds Group, Inc. ("INVESCO Funds Group," and together with any entity controlling, controlled by, or under common control with INVESCO Funds Group, "INVESCO"), and any other registered open-end investment company advised by INVESCO (together with the Companies, the "Funds") filed an application on November 13, 1998, and an amendment on October 15, 1999 and December 7, 1999, requesting an order under section 6(c) of the Act for an exemption from sections 18(f) and 21(b) of the Act; under section 12(d)(1)(J) of the Act for an exemption from section 12(d)(1) of the Act; under sections 6(c) and 17(b) for an exemption from sections 17(a)(1) and 17(a)(3) of the Act; and under section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements. The order would permit the Funds to participate in a joint lending and borrowing facility.

On November 24, 1999, a notice of the filing of the application was issued (Investment Company Act Release No. 24176). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, and the amendments to the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and the general purposes of the Act.

It is further found that granting the requested exemption is consistent with the public interest and the protection of investors.

It is further found that the participation of each registered investment company in the proposed credit facility is consistent with the provisions, policies, and purposes of the Act, and not on a basis different from or less advantageous than that of other participants. Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 18(f) and 21(b) of the Act are granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J), that the requested exemption from section 12(d)(1) is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b), that the requested exemptions from sections 17(a)(1) and 17(a)(3) are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) and rule 17d-1, that the proposed transactions are approved, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Jonathan G. Katz

Secretary

SEC-REL, SEC-DOCKET 71 SEC-DOCKET 372-66, INVESCO Bond Funds, Inc., *et al.*; Notice of Application , (Nov. 24, 1999)

INVESCO Bond Funds, Inc., *et al.*; Notice of Application

Release No. IC-24176; File No. 812-11402; November 24, 1999

INVESCO Bond Funds, Inc., *et al.*; Notice of Application

Agency: Securities and Exchange Commission ("SEC").

Action: Notice of application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 18(f) and 21(b) of the Act, under section 12(d)(1)(J) of the Act for an exemption from section 12(d)(1) of the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(3) of the Act, and under section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements.

Summary of Application: Applicants request an order that would permit certain registered investment management companies to participate in a joint lending and borrowing facility.

Applicants: INVESCO Bonds Funds, Inc., INVESCO Combination Stock and Bond Funds, Inc., INVESCO Global Health Sciences Fund, INVESCO International Funds, Inc., INVESCO Money Market Funds, Inc., INVESCO Sector Funds, Inc., INVESCO Specialty Funds, Inc., INVESCO Stock Funds, Inc., INVESCO Treasurer's Series Funds, Inc., and INVESCO Variable Investment Funds, Inc. (collectively, the "Companies"), INVESCO Funds Group, Inc. ("INVESCO Funds Group," and together with any entity controlling, controlled by, or under common control with INVESCO Funds Group, "INVESCO"), and any other registered open-end investment company advised by INVESCO (together with the Companies, the "Funds").

Filing Dates: The application was filed on November 13, 1998, and amended on October 15, 1999. Applicants have agreed to file an additional amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on December 20, 1999, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the SEC's Secretary.

Addresses: Secretary, SEC, 450 Fifth Street, N.W., Washington, D.C. 20549-0609. Applicants, 7800 East Union Avenue, Denver, Colorado 80237.

For Further Information Contact: J. Amanda Machen, Senior Counsel, at (202) 942-7120, or Christine Y. Greenlees, Branch Chief, at (202) 942-0564 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch, 450 Fifth Street, N.W., Washington, D.C. 20549-0102 (tel. 202-942-8090).

Applicants' Representations:

1. Each of the named Funds, except INVESCO Global Health Sciences Funds ("Global"), is registered under the Act as an open-end management investment company and is organized as a Maryland corporation. Global, organized as a Massachusetts business trust, is registered under the Act as a closed-end management investment company. [1] INVESCO Funds Group, Inc. is registered under the Investment Advisers Act of 1940. Each Fund has entered into an investment advisory agreement with INVESCO under which INVESCO exercises discretion to purchase and sell securities for the Funds. INVESCO is an indirect wholly-owned subsidiary of AMVESCAP PLC, a publicly traded holding company that through its subsidiaries, including AIM Management Group, Inc., engages in investment management.

2. Some Funds may lend money to banks or other entities by entering into repurchase agreements or purchasing other short-term instruments. Other Funds may borrow money from the same or other banks for temporary purposes to satisfy redemption requests or to cover unanticipated cash shortfalls such as a trade "fail" in which cash payment for a portfolio security sold by a Fund has been delayed. Currently, the Funds have credit arrangements with their custodians (*i.e.,* overdraft protection) under which the custodians may, but are not obligated to, lend money to the Funds to meet the Funds' temporary cash needs.

3. If the Funds were to borrow money from their custodians under their current arrangements or under other credit arrangements with a bank, the Funds would pay interest on the borrowed cash at a rate which would be significantly higher than the rate that would be earned by other (non-borrowing) Funds on investments in repurchase agreements and other short-term instruments of the same maturity as the bank loan. Applicants believe this differential represents the bank's profit. Other bank loan arrangements, such as committed lines of credit, would require the Funds to pay substantial commitment fees in addition to the interest rate to be paid by the borrowing Fund.

4. Applicants request an order that would permit the Funds to enter into lending agreements ("Interfund Lending Agreements") under which the Funds would lend and borrow money for

temporary purposes directly to and from each other through a credit facility ("Interfund Loan"). Applicants believe that the proposed credit facility would substantially reduce the Funds' potential borrowing costs and enhance their ability to earn higher rates of interest on short-term lendings. Although the proposed credit facility would substantially reduce the Funds' need to borrow from banks, the Funds would be free to establish committed lines of credit or other borrowing arrangements with banks. The Funds also would continue to maintain overdraft protection currently provided by their custodians.

5. Applicants anticipate that the credit facility would provide a borrowing Fund with significant savings when the cash position of the Fund is insufficient to meet temporary cash requirements. This situation could arise when redemptions exceed anticipated volumes and the Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, which normally are effected immediately, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions). The credit facility would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

6. Applicants also propose using the credit facility when a sale of securities fails due to circumstances such as a delay in the delivery of cash to the Fund's custodian or improper delivery instructions by the broker effecting the transaction. Sales fails may present a cash shortfall if the Fund has undertaken to purchase a security with the proceeds from securities sold. When the Fund experiences a cash shortfall due to a sales fail, the custodian typically extends temporary credit to cover the shortfall and the Fund incurs overdraft charges. Alternatively, the Fund could fail on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund, or sell a security on a same day settlement basis, earning a lower return on the investment. Use of the credit facility under these circumstances would enable the Fund to have access to immediate short-term liquidity without incurring custodian overdraft or other charges.

7. While borrowing arrangements with banks will continue to be available to cover unanticipated redemptions and sales fails, under the proposed credit facility a borrowing Fund would pay lower interest rates than those offered by banks on short-term loans. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements. Thus, applicants believe that the proposed credit facility would benefit both borrowing and lending Funds.

8. The interest rate charged to the Funds on any Interfund Loan (the "Interfund Loan Rate") would be the average of the "Repo Rate" and the "Bank Loan Rate," both as defined below. The Repo Rate for any day would be the highest rate available from investments in overnight repurchase agreements to the Cash Reserves Fund, a series of INVESCO Money Market Funds, Inc. or any general money market fund registered under the Act and advised by any entity controlling, controlled by, or under common control with INVESCO having the greatest amount of assets (the "Money Market Fund"). The Bank Loan Rate for any day would be calculated by INVESCO each day an Interfund Loan is made according to a formula established by the Funds' directors or trustees (the "Trustees") designed to approximate the lowest interest rate at which bank short-term loans would be available to the Funds. The formula would be based upon a publicly available rate (*e.g.*, Federal Funds plus 25 basis points) and would vary with this rate so as to reflect changing bank loan rates. Each Fund's Trustees periodically would review the continuing appropriateness of using the publicly available rate, as well

as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Funds. The initial formula and any subsequent modifications to the formula would be subject to the approval of each Fund's Trustees.

9. The credit facility would be administered by INVESCO money market investment professionals (including the portfolio manager for the Money Market Fund) and fund accounting department (collectively, the "Cash Management Team"). Under the proposed credit facility, the portfolio managers for each participating Fund may provide standing instructions to participate daily as a borrower or lender. INVESCO on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds from the Funds' custodians. Once it had determined the aggregate amount of cash available for loans and borrowing demand, the Cash Management Team would allocate loans among borrowing Funds without any further communication from portfolio managers (other than the Money Market Fund's portfolio management on the Cash Management Team). Applicants expect far more available uninvested cash each day than borrowing demand. All allocations will require approval of at least one member of the Cash Management Team who is not the Money Market Fund portfolio manager. After allocating cash for Interfund Loans, INVESCO will invest any remaining cash in accordance with the standing instructions of portfolio managers or return remaining amounts for investment directly by the portfolio manager of the Money Market Fund. [2] The money market Funds typically would not participate as borrowers because they rarely need to borrow cash to meet redemptions, and Global will participate in the credit facility only as a lender.

10. The Cash Management Team would allocate borrowing demand and cash available for lending among the Funds on what the Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as the time of filing requests to participate, minimum loan lot sizes, and the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.

11. INVESCO would (a) monitor the interest rates charged and the other terms and conditions of the loans, (b) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund's investment policies and limitations, (c) ensure equitable treatment of each Fund, and (d) make quarterly reports to the Trustees concerning any transactions by the Funds under the credit facility and the interest rates charged. The method of allocation and related administrative procedures would be approved by each Fund's Trustees, including a majority of Trustees who are not "interested persons" of the Funds, as defined in section 2(a)(19) of the Act ("Independent Trustees"), to ensure that both borrowing and lending Funds participate on an equitable basis.

12. INVESCO would administer the credit facility as part of its duties under its existing management or advisory and service contract with each Fund and would receive no additional fee as compensation for its services. INVESCO or companies affiliated with it may collect standard pricing, recordkeeping, bookkeeping, and accounting fees applicable to repurchase and lending transactions generally, including transactions effected through the credit facility. Fees would be no higher than those applicable for comparable bank loan transactions.

13. Each Fund's participation in the proposed credit facility will be consistent with its organizational documents and its investment policies and limitations. The prospectus of each Fund discloses the extent to which the respective Fund may borrow money for temporary purposes and the extent to which the respective Fund is able to mortgage or pledge securities to secure permitted borrowing. If the requested relief is granted, the statement of additional information ("SAI") for each Fund participating in the interfund lending arrangements will disclose the existence of the arrangements. The maximum amount that any Fund may borrow or lend is 33 1/3% of total assets, and the maximum amount of securities which any Fund may pledge or mortgage is 15% of net assets. Each Fund that desires to engage in interfund lending arrangements, and that has existing fundamental policies that would restrict participation in such arrangements, will obtain shareholder approval to amend its policies to the extent necessary to permit it to participate in such arrangements on the conditions set forth in the application.

14. In connection with the credit facility, applicants request an order under (a) section 6(c) of the Act granting relief from sections 18(f) and 21(b) of the Act; (b) section 12(d)(1)(J) of the Act granting relief from section 12(d)(1) of the Act; (c) sections 6(c) and 17(b) of the Act granting relief from sections 17(a)(1) and 17(a)(3) of the Act; and (d) section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements.

Applicants' Legal Analysis:

1. Section 17(a)(3) generally prohibits any affiliated person, or affiliated person of an affiliated person, from borrowing money or other property from a registered investment company. Section 21 (b) generally prohibits any registered management investment company from lending money or other property to any person if that person controls or is under common control with the company. Section 2(a)(3)(C) of the Act defines an "affiliated person" of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, the other person. Applicants state that the Funds may be under common control by virtue of having INVESCO as their common investment adviser, and because of the overlap of Trustees and officers of the Funds.

2. Section 6(c) provides that an exemptive order may be granted where an exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) authorizes the SEC to exempt a proposed transaction from section 17(a) provided that the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned, and the transaction is consistent with the policy of the investment company as recited in its registration statement and with the general purposes of the Act. Applicants believe that the proposed arrangements satisfy these standards for the reasons discussed below.

3. Applicants submit that sections 17(a)(3) and 21(b) of the Act were intended to prevent a person with strong potential adverse interests to and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of that person and that are detrimental to the best interests of the investment company and its shareholders. Applicants assert that the proposed credit facility transactions do not raise these concerns because (a) INVESCO would administer the program as a disinterested fiduciary; (b) all Interfund Loans would consist only of uninvested cash reserves

that the Fund otherwise would invest in short-term repurchase agreements or other short-term instruments; (c) the Interfund Loans would not involve a greater risk than other similar investments; (d) the lending Fund would receive interest at a rate higher than it could obtain through other similar investments; and (e) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements and avoid the up-front commitment fees associated with committed lines of credit. Moreover, applicants believe that the other conditions in the application would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

4. Section 17(a)(1) generally prohibits an affiliated person of a registered investment company, or an affiliated person of an affiliated person, from selling any securities or other property to the company. Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by any other investment company except in accordance with the limitations set forth in that section. Applicants believe that the obligation of a borrowing Fund to repay an Interfund Loan may constitute a security under sections 17(a)(1) and 12(d)(1). Section 12(d)(1)(J) provides that the SEC may exempt persons or transactions from any provision of section 12(d)(1) if and to the extent such exception is consistent with the public interest and the protection of investors. Applicants contend that the standards under sections 6(c), 17 (b), and 12(d)(1) are satisfied for all the reasons set forth above in support of their request for relief from sections 17(a)(3) and 21(b) and for the reasons discussed below.

5. Applicants state that section 12(d) was intended to prevent the pyramiding of investment companies in order to avoid duplicative costs and fees attendant upon multiple layers of investment companies. Applicants submit that the proposed credit facility does not involve these abuses. Applicants note that there would be no duplicative costs or fees to the Funds or shareholders, and that INVESCO would receive no additional compensation for its services in administering the credit facility. Applicants also note that the purpose of the proposed credit facility is to provide economic benefits for all the participating Funds.

6. Section 18(f)(1) prohibits open-end investment companies from issuing any senior security except that a company is permitted to borrow from any bank, if immediately after the borrowing, there is an asset coverage of at least 300 per cent for all borrowings of the company. Under section 18 (g) of the Act, the term "senior security" includes any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness. Applicants request exemptive relief from section 18(f)(1) to the limited extent necessary to implement the credit facility (because the lending Funds are not banks).

7. Applicants believe that granting relief under section 6(c) is appropriate because the Funds would remain subject to the requirement of section 18(f)(1) that all borrowings of the Fund, including combined credit facility and bank borrowings, have at least 300% asset coverage. Based on the conditions and safeguards described in the application, applicants also submit that to allow the Funds to borrow from other Funds pursuant to the proposed credit facility is consistent with the purposes and policies of section 18(f)(1).

8. Section 17(d) and rule 17d-1 generally prohibit any affiliated person of a registered investment company, or affiliated person of an affiliated person, when acting as principal, from effecting any joint transaction in which the company participates unless the transaction is approved by the SEC.

Rule 17d-1 provides that in passing upon applications for exemptive relief from section 17(d), the SEC will consider whether the participation of a registered investment company in a joint enterprise on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which the company's participation is on a basis different from or less advantageous than that of other participants.

9. Applicants submit that the purpose of section 17(d) is to avoid overreaching by and unfair advantage to investment company insiders. Applicants believe that the credit facility is consistent with the provisions, policies and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Applicants note that each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Applicants therefore believe that each Fund's participation in the credit facility will be on terms which are no different from or less advantageous than that of other participating Funds.

Applicant's Conditions:

Applicants agree that the order granting the requested relief will be subject to the following conditions: [3]

1. The interest rates to be charged to the Funds under the credit facility will be the average of the Repo Rate and the Bank Loan Rate.

2. On each business day, INVESCO will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is (a) more favorable to the lending Fund than the Repo Rate and, if applicable, the yield on the Money Market Fund, and (b) more favorable to the borrowing Fund than the Bank Loan Rate.

3. If a Fund has outstanding borrowings, any Interfund Loans to the Fund (a) will be at an interest rate equal to or lower than any outstanding bank loan, (b) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral, (c) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days), and (d) will provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4. A Fund may make an unsecured borrowing through the credit facility if its outstanding borrowings from all sources immediately after the interfund borrowing total less than 10% of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but

not limited to another Fund, the Fund's interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund's total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the credit facility on a secured basis only. A Fund may not borrow through the credit facility or from any other source if its total outstanding borrowings immediately after the interfund borrowing would be more than 33 1/3% of its total assets.

5. Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceeds 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (a) repay all its outstanding Interfund Loans, (b) reduce its outstanding indebtedness to 10% or less of its total assets, or (c) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund's total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition (5) shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund's total outstanding borrowings exceeds 10% is repaid or the Fund's total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the loan.

6. No Fund may lend to another Fund through the credit facility if the loan would cause its aggregate outstanding loans through the credit facility to exceed 15% of its net assets at the time of the loan.

7. A Fund's Interfund Loans to any one Fund shall not exceed 5% of the lending Fund's net assets.

8. The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9. Except as set forth in this condition, no Fund may borrow through the credit facility unless the Fund has a policy that prevents the Fund from borrowing for other than temporary or emergency purposes (and not for leveraging). In the case of a Fund that does not have such a policy, the Fund's borrowings through the credit facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund's total net cash redemptions or 102% of sales fails for the preceding seven calendar days.

10. Each Interfund Loan may be called on one business day's notice by a lending Fund and may be repaid on any day by a borrowing Fund.

11. A Fund's participation in the credit facility must be consistent with its investment policies and limitations and organizational documents.

12. The Cash Management Team will calculate total Fund borrowing and lending demand through the credit facility, and allocate loans on an equitable basis among the Funds without the intervention of any portfolio manager of the Funds (except the portfolio manager of the Money Market Fund acting in his or her capacity as a member of the Cash Management Team). All allocations will require approval of at least one member of the Cash Management Team who is not the Money Market Fund's portfolio manager. The Cash Management Team will not solicit cash for the credit facility from any Fund or prospectively publish or disseminate loan demand data to portfolio managers (except to the extent that the portfolio manager of the Money Market Fund has access to loan demand data). INVESCO will invest any amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions from portfolio managers or return remaining amounts for investment directly by the portfolio manager of the Money Market Fund.

13. INVESCO will monitor the interest rates charged and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Trustees concerning the participation of the Funds in the credit facility and the terms and other conditions of any extensions of credit under the facility.

14. The Trustees of each Fund, including a majority of the Independent Trustees: (a) will review no less frequently than quarterly the Fund's participation in the credit facility during the preceding quarter for compliance with the conditions of any order permitting the transactions; (b) will establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans and review no less frequently than annually the continuing appropriateness of the Bank Loan Rate formula; and (c) will review no less frequently than annually the continuing appropriateness of the Fund's participation in the credit facility.

15. In the event an Interfund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, INVESCO will promptly refer the loan for arbitration to an independent arbitrator selected by the Trustees of the Funds involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans. [4] The arbitrator will resolve any problem promptly, and the arbitrator's decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Trustees setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

16. Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction under the credit facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity, and the rate of interest on the loan, the rate of interest available at the time on short-term repurchase agreements and bank borrowings, the yield on the Money Market Fund, and such other information presented to the Fund's Trustees in connection with

the review required by conditions 13 and 14.

17. INVESCO will prepare and submit to the Trustees for review an initial report describing the operations of the credit facility and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of operations of the credit facility, INVESCO will report on the operations of the credit facility at the Trustees' quarterly meetings.

In addition, for two years following the commencement of the credit facility, the independent public accountant for each Fund that is a registered investment company shall prepare an annual report that evaluates INVESCO's assertion that it has established procedures reasonably designed to achieve compliance with the conditions of the order. The report shall be prepared in accordance with the Statements on Standards for Attestation Engagements No. 3 and it shall be filed pursuant to Item 77Q3 of Form N-SAR. In particular, the report shall address procedures designed to achieve the following objectives: (a) that the Interfund Rate will be higher than the Repo Rate and the yield on the Money Market Fund, but lower than the Bank Loan Rate; (b) compliance with the collateral requirements as set forth in the application; (c) compliance with the percentage limitations on interfund borrowing and lending; (d) allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Trustees; and (e) that the interest rate on any Interfund Loan does not exceed the interest rate on any third party borrowings of a borrowing Fund at the time of the Interfund Loan.

After the final report is filed, the Fund's external auditors, in connection with their Fund audit examinations, will continue to review the operation of the credit facility for compliance with the conditions of the application and their review will form the basis, in part, of the auditor's report on internal accounting controls in Form N-SAR.

18. No Fund will participate in the credit facility unless it has fully disclosed in its SAI all material facts about its intended participation.

For the SEC, by the Division of Investment Management, under delegated authority.

Jonathan G. Katz

Secretary

[1]All Funds that presently intend to rely on the order are named as applicants. Any other Funds that subsequently rely on the order will comply with the terms and conditions in the application.

[2]Certain of the Funds have obtained an order permitting INVESCO to deposit uninvested cash balances that remain at the end of the trading day in one or more series of INVESCO Money Market Funds, Inc., or any other money market series of any of the Funds or of any other registered investment company advised by INVESCO which holds itself out to investors as a money market

fund subject to rule 2a-7 under the Act. *See INVESCO Bond Funds, Inc.,* Investment Company Act Release Nos. 23788 (April 16, 1999) and 23833 (May 12, 1999) (order).

[3]For purposes of these conditions, the term "INVESCO" refers to registered investment advisers.

[4]If the dispute involves Funds with separate Boards of Trustees, the Trustees of each Fund will select an independent arbitrator that is satisfactory to each Fund.